ADM ENDEAVORS, INC.
2021 N. 3rd Street
Bismarck, North Dakota 58501

February 9, 2015

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549
Attn: Pamela Long, Assistant Director

Re:          ADM Endeavors, Inc.
Registration Statement on Form S-1
Filed January 2, 2015
File No. 333-197610

Dear Ms. Long:

We have received your letter dated January 23, 2015 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. Please update your registration statement to reflect your current and future operations. For example, on page 27 you have a target date of September 1, 2014 for your planned district office in Kansas City, MO.

RESPONSE: The correct target date for the district office in Kansas City, MO is September 1, 2015. The Registration Statement has been edited to reflect this correction.

Risk Factors, page 9
Risks Related to The Offering, page 13
We are not a fully reporting company under the Exchange Act of 1934…, page 14

2. We note that on April 28, 2014 you filed a Form 8-A registering common stock under Section 12(g) of the Securities Exchange Act of 1934.  Therefore, your risk factor on page 14 does not appear to be accurate.  Please remove this risk factor, or clarify the nature of the risk you are trying to describe.

RESPONSE: This risk factor has been deleted from the Risks Related to The Offering section of the Registration Statement.

Selling Security Holders, page 16

3. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

RESPONSE: We have updated the Selling Security Holders section to describe how the selling security holders acquired their securities they intend to sell.

4. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons.  For guidance, please refer to Questions 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: The natural persons who exercise voting and investment control for selling security holders that are not natural persons have been identified.

5. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates.  Refer to Item 507 of Regulation S-K.

RESPONSE: We have updated the Registration Statement to disclose any positions or material relationships that any selling security holder has had within the past three years.

6. Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.  For any selling security holder who is a broker-dealer, the prospectus should state that the selling security holder is an underwriter.  For any selling security holder who is an affiliate of a broker-dealer, the prospectus should state that the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.  Note that broker-dealers and their affiliates need not be identified as underwriters.

RESPONSE: We have updated the Selling Security Holders section to disclose (based on representations we have received from Selling Security Holders) that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.  Please see page 15.

Executive Compensation, page 31

7. Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2014.  For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: The salaries for the fiscal year ended December 31, 2014 have been added to the Executive Compensation section of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

8. Please provide management’s discussion and analysis of your financial condition and results of operations for interim period financial statements.  See Item 303(b) of Regulation S-K.

RESPONSE: We have updated the Registration Statement to provide management’s discussion and analysis of our financial condition for the interim period financial statements.

Exhibits, page 56
Exhibit 23.1

9. Please revise your auditor’s consent so that it references the appropriate date and file number for this registration statement.

RESPONSE: We have had the auditor provide us with a revised consent letter to reference the appropriate date and file number and have included it as an exhibit to this Registration Statement.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors, Inc.

/s/ Ardell Mees
Chief Executive Officer